EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

<u>EXPRESSJET REPORTS NOVEMBER 2005 PERFORMANCE</u>

HOUSTON, Dec. 1, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in November 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 758.9 million, up 19.6 percent over November 2004, and available seat miles (ASMs) increased by 14.0 percent compared with November 2004. ExpressJet's November load factor was 76.4 percent, a 3.6 point increase over November 2004. The company flew 68,709 block hours, compared with 61,388 block hours in November 2004, and operated 37,262 departures, versus 33,677 departures in November 2004.

Also in November 2005, ExpressJet operated at a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 98.7 percent during the month. In November 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.5 percent.

During the month, ExpressJet accepted delivery of one 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 264 jets.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of 264 Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and plans to provide third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

November	2005	2004	Change
Revenue Passenger Miles (000)	758,954	634,767	19.6 Percent
Available Seat Miles (000)	993,965	871,573	14.0 Percent
Passenger Load Factor	76.4 Percent	72.8 Percent	3.6 Points
Block Hours	68,709	61,388	11.9 Percent
Departures	37,262	33,677	10.6 Percent

YEAR-TO-DATE	2005	2004	Change
Revenue Passenger Miles (000)	8,120,742	6,753,627	20.2 Percent
Available Seat Miles (000)	10,889,535	9,472,703	15.0 Percent
Passenger Load Factor	74.6 Percent	71.3 Percent	3.3 Points
Block Hours	752,083	663,817	13.3 Percent
Departures	409,979	369,587	10.9 Percent

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